UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                                                              Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐                                                                 Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission File Number 1-5480

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXTRON SAVINGS PLAN

40 Westminster Street

Providence, Rhode Island 02903

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXTRON INC.

40 Westminster Street

Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Exhibits:

23.1 - Consent of Independent Auditors

2

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for
the Textron Savings Plan

By:	/s/Mark S. Bamford
Mark S. Bamford
Vice President and Corporate Controller

Date: June 24, 2015

3

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Textron Savings Plan

Years Ended December 31, 2014 and 2013

With Report of Independent Auditors

Textron Savings Plan

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Textron Inc.

Plan Sponsor

Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Textron Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of Textron Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 24, 2015

Textron Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31,
	2014	2013
Assets
Investments, at fair value	$3,499,494	$2,945,947
Accrued investment income	504	550

Receivables
Employer contributions	20,542	15,386
Notes receivable from participants	77,627	43,556
	98,169	58,942
Total assets	3,598,167	3,005,439

Liabilities
Accrued expenses	186	241
Net assets available for benefits, at fair value	3,597,981	3,005,198

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,571)	(2,301)
Net assets available for benefits	$3,594,410	$3,002,897

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits

(In thousands)

	Year Ended December 31,
	2014	2013
Additions
Interest and dividends	$56,308	$49,457
Net appreciation in fair value of investments	218,078	605,230
	274,386	654,687
Contributions:
Participants	147,806	138,502
Employer	80,551	70,245
Participant rollovers	9,180	6,232
	237,537	214,979
Transfers from other plans	443,143	—
Total additions	955,066	869,666

Deductions
Benefit payments	362,134	354,035
Administrative and other expenses	1,419	1,950
Total deductions	363,553	355,985

Net increase	591,513	513,681

Net assets available for benefits:
Beginning of year	3,002,897	2,489,216
End of year	$3,594,410	$3,002,897

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of Plan

General

The Textron Savings Plan (the Plan) covers all eligible employees of Textron Inc. (Textron), as defined in the Plan.  This Plan description includes policies covering the majority of Plan participants.  Certain business and bargaining units have other policies.  The Plan invests in the Textron Stock Fund along with mutual funds, Guaranteed Investment Contracts, Common Collective Trusts and Common Stock.  The Plan also offers a brokerage feature.  The portion that invests in the Textron Stock Fund is an employee stock ownership plan.  The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was amended and restated effective January 1, 2013 to reflect recent statutory, regulatory, and other plan changes.

The Plan is currently administered under the terms of a Trust Agreement, dated December 1, 2004 and amended from time to time, with Fidelity Management Trust Company (the Trustee or Fidelity).  Fidelity also serves as the Plan’s recordkeeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: Fidelity Contrafund ® Class K, Fidelity Diversified International Fund Class K, Vanguard Institutional Index Fund Institutional Plus, Fidelity Low-Priced Stock Fund Class K, PIMCO Total Return Institutional, Textron Stock Fund, Textron Managed Income Fund, Vanguard Target Retirement Income Trust I and Vanguard Target Retirement Trust I (with various targeted retirement dates).

Also the Plan offers a self directed brokerage feature, called Fidelity BrokerageLink, which gives participants expanded investment choices by enabling them to select from numerous investment and individual securities that are not otherwise available under the Plan.  The values of investments purchased through the Fidelity BrokerageLink were $65,114,344 and $43,965,240 as of December 31, 2014 and December 31, 2013, respectively.

Contributions

Participants of the Plan are entitled to elect to contribute up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the Code). Certain participants may also contribute amounts representing distributions from other qualified employer retirement plans. Participants’ pre-tax and after-tax contributions, which are matched 50% on the first 10% of contributions to a max of 5% of eligible compensation by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of Plan (continued)

Eligible employees are subject to automatic enrollment on the 60th day after their date of hire, if they have not specifically elected to be excluded from the Plan. The automatic enrollment is for 3% of eligible compensation per pay period. An employee who is automatically enrolled may elect to change or suspend their enrollment in the Plan at any time.

Since 2009, Textron has closed most of its defined benefit pension plans to new participants.  When new hires join Textron locations that were formerly defined benefit pension eligible locations, these employees are eligible to receive an additional retirement cash contribution to their Plan account of either 2% or 4% (depending on location) of their eligible compensation. These discretionary contributions vest in accordance with the vesting schedule below. The contributions are deposited in the participant account by the end of the first quarter of the following plan year. The amount of the discretionary funding paid in 2015 for the 2014 plan year was $20,542,568 and the amount paid in 2014 for the 2013 plan year was $15,386,217.  The discretionary contribution is in addition to the matching contribution of 50% on the first 10% up to a max of 5%.  These contributions are not considered part of the vested balance eligible for participant loans.

There is also a Retirement Supplement Contribution provided to eligible covered employees at specified locations.  For these individuals, Textron will contribute 1% of eligible compensation on a per-pay period basis, whether or not the individual contributes to the Plan.  Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages. Participants eligible for the retirement supplement are not eligible for the 50% match up to 5% in the Textron Stock Fund. The amount of the discretionary funding paid related to the 2014 and 2013 plan year for the supplemental contribution was approximately $36,902 and $36,466, respectively.

Participants who are at least age 50 or who will reach age 50 during the year, are allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $5,500 in 2014 and 2013. After that, the limit may be adjusted from time to time by the Secretary of the Treasury, to reflect inflation. Catch-up contributions are not eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions.  All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions. At December 31, 2014 and 2013, forfeitures totaled $770,179 and $679,069, respectively. Forfeitures used during the years ended December 31, 2014 and 2013 to offset the Company match were $6,700,422 and $4,474,134, respectively.

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of Plan (continued)

Employer matching contributions are made in the form of Textron Stock and invested in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan with no restrictions.

Transfers from Other Plans

On March 14, 2014, Textron acquired Beech Holdings, LLC, which included Beechcraft Corporation and other subsidiaries, (collectively “Beechcraft”). As a result, the Beechcraft Plan was frozen on April 6, 2014, the date on which employees of Beechcraft were eligible to participate in the Plan. The Beechcraft Plan was merged into the Textron Savings Plan on August 21, 2014 resulting in a transfer of assets of $438.0 million.

On December 17, 2013, Textron acquired HD Electric Company and its plan was merged into the Textron Savings Plan on December 16, 2014 resulting in a transfer of assets of $3.3 million.

On December 6, 2013, Textron acquired OPINICUS Corporation and its plan was merged into the Textron Savings Plan on December 16, 2014 resulting in a transfer of assets of $1.8 million.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash unless Textron stock is requested. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals.  The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron.

Vesting

Textron’s contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage
24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, including any retirement supplement contributions and (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The participant is entitled to the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Prior to September 1, 2014, active participants, not including directors or executive officers as determined by the plan administrator, were permitted to have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the new loan request. Beginning on September 1, 2014 participants were allowed to take out up to two loans at a time versus the previous one loan outstanding provision. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month.  A fee is charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

2. Significant Accounting Policies

Fair Values of Assets

In accordance with the provisions of ASC 820, Fair Value Measurement, fair value is measured at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.   Assumptions that market participants would use in pricing the asset or liability (the “inputs”) are prioritized into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions.

Observable inputs that do not meet the criteria of Level 1, which include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect Plan estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.  There were no transfers between Levels 1, 2 and 3 in 2014 or 2013.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The tables below presents the assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset and liability.

	December 31, 2014
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$1,059,829	$—	$—
Mutual Funds
Domestic equity securities	857,676	—	—
International equity securities	134,293	—	—
Domestic debt securities	146,479	—	—
Common Collective Trust Funds
Blended debt and equity securities (a)	—	850,938	—
Domestic debt securities (b)	—	257,986	—
Money Market Funds	17,384	—	—
Common Stock	37,069	—	—
United States Treasury Notes or Bonds	7,949	—	—
Bonds	—	27,530	—
Guaranteed Investment Contracts (GICs)	—	—	35,333
Group Annuity Contracts (GACs)	—	—	67,028
Total assets	$2,260,679	$1,136,454	$102,361

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

2. Significant Accounting Policies (continued)

	December 31, 2013
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$997,991	$—	$—
Mutual Funds
Domestic equity securities	766,998	—	—
International equity securities	145,691	—	—
Domestic debt securities	146,659	—	—
Common Collective Trust Funds
Blended debt and equity securities (a)	—	509,616	—
Domestic debt securities (b)	—	192,192	—
Money Market Funds	12,309	—	—
Common Stock	25,227	—	—
United States Treasury Notes or Bonds	34,448	—	—
Guaranteed Investment Contracts (GICs)	—	—	49,644
Group Annuity Contracts (GACs)	—	—	65,172
Total assets	$2,129,323	$701,808	$114,816

The Textron Stock Fund consists solely of Textron stock, which is valued at its quoted market price, and is considered a Level 1 investment.  Common Stock in the Brokerage account is valued at its quoted market price, and is also considered a Level 1 investment.

Mutual Funds and Money Market Funds consist of groups of investments, which may include equity securities, debt securities or other mutual funds. The underlying investments are valued primarily using quoted market prices in active markets (Level 1) and significant other observable inputs (Level 2), but the mutual funds themselves are quoted in an active market, and as a result, they are considered Level 1 investments.

The Common Collective Trust Funds (CCTs) are groups of investments similar to mutual funds. The underlying investments are valued primarily using quoted market prices in active markets (Level 1), however the collective trusts themselves are not quoted in an active market and are therefore considered Level 2 investments.  The fair value of these investments has been estimated using the net asset value per share.  The Managed Income fund includes a restriction on movement to competing funds for 90 days.  Also included in the Common Collective Trust Funds are the underlying investments in the Synthetic GICs, held by the Textron Managed Income Fund, which also have an associated wrap contract.

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

2. Significant Accounting Policies (continued)

The CCT investments have the following objectives for investees:

(a) Blended debt and equity - This category includes securities in a diversified mix of stocks, bonds and short-term investments within one investment option. In general, these funds are age-based and allocate investments between equities and fixed income based on target retirement date.

(b) Domestic Debt Securities — This category includes investments in diversified fixed income securities designed to provide capital preservation and income over a short to intermediate time frame.

U.S. Treasury notes or bonds are traded and quoted on an open market and are valued at their quoted market price, therefore, we have classified these assets as Level 1 investments. The remaining Bonds are traded using brokers which make the market, and price the bonds using published historical transactions for similar securities and a matrix pricing model. These inputs are observable, although the investments are not quoted on an active market. Therefore, the Plan has classified these assets as Level 2 investments.

Traditional Guaranteed Investment Contracts (GICs) are valued using the income approach, by discounting future contractually guaranteed payments using the duration-matched risk free rate plus a spread for each payment, which approximates market rates for new contracts. These inputs are not observable and therefore the GICs are considered a Level 3 investment.

Group Annuity Contracts (GACs) are valued using a derived net asset value per share. These contracts have an associated wrap contract. As the plan does not own the underlying assets within the contract the GACs are considered a Level 3 investment.

Changes in Fair Value for Unobservable Inputs

The table below presents the change in fair value measurements for Guaranteed Investment Contracts that used significant unobservable inputs (Level 3) for the twelve months ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	(In thousands)
Balance, beginning of period	$49,644	$68,770
Contributions / (Disbursements)	(14,762)	(19,566)
Interest earned	874	1,241
Unrealized gains (losses)	(423)	(801)
Balance, end of period	$35,333	$49,644

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

2. Significant Accounting Policies (continued)

The table below presents the change in fair value measurements for Group Annuity Contracts that used significant unobservable inputs (Level 3) for the twelve months ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	(In thousands)
Balance, beginning of period	$65,172	$—
Contributions / (Disbursements)	—	65,323
Fees	(135)	—
Interest earned	1,277	31
Unrealized gains (losses)	714	(182)
Balance, end of period	$67,028	$65,172

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Guaranteed Investment Contracts, Group Annuity Contracts, and Synthetic Guaranteed Investment Contracts

The Textron Managed Income Fund invests in a variety of stable value products, including traditional guaranteed investment contracts (GICs), group annuity contracts (GAC’s) and synthetic GIC’s in addition to the Wells Fargo Short Term Investment Fund (Wells Fargo STI) and the Fidelity Managed Income Port II Class Fund (Fidelity MIP). As described in ASC 962, Plan Accounting—Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts (such as the contracts held by the Textron Managed Income Fund) because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The fair value of investments in GICs was determined based on the discounted cash flows of the future payments. The fair value of Synthetic GICs and GAC’s equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the Plan’s units of the Wells Fargo STI and the Fidelity MIP were determined based on the fair value of the funds underlying assets.

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

2. Significant Accounting Policies (continued)

The GICs, GAC’s, and Synthetic GICs represent fully benefit-responsive investments. Contract value represents contributions made under the contract plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The issuers guarantee that all qualified participant withdrawals will be at contract value (principal plus accrued interest).  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GICs’ termination provisions discussed below, such contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events include the following:  material amendments to the Fund’s structure or administration; changes to the participating plans’ competing investment options including the elimination of equity wash provisions; complete or partial termination of the Fund, including a merger with another fund; the failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans; the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

In addition, Synthetic GICs and GACs typically provide for an adjustment to contract value if a security that is part of the underlying assets defaults or otherwise becomes impaired as defined in the wrap contract. In the event of an impairment, generally contract value is decreased by the amortized cost of the impaired security and, if such security is subsequently sold, contract value is increased by the amount of such sales proceeds. As part of the contract entered into in December 2013 for the GACs, the initial credited rate of 2.22% will be applied to the contract value from date of receipt through January 31, 2014. The credited rate for the remainder of 2014 was 2.26%.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Synthetic GICs generally are evergreen contracts that contain termination provisions. The termination provisions of Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

2. Significant Accounting Policies (continued)

the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligations or representations under the agreement (including non-compliance with investment guidelines governing the underlying assets, or the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within any applicable cure period, then the Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally Synthetic GICs permit the issuer or investment manager to elect at anytime to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (Amortization Election). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Synthetic GICs and GAC’s also define certain other termination events that permit the issuer to terminate the contract at market value. Termination events typically include the following:

(i) termination or replacement of the investment adviser without the issuer’s consent, (ii) the Plan or its trust is fully or partially terminated or fails to be exempt from federal income taxation, (iii) the plan merges with another plan, (iv) if a security is sold or subject to a lien other than as permitted under the contract, (v) the contract holder engages in fraud or other action that materially and adversely affects the risk profile of the contract, (vi) if there is any change in law, regulation, ruling, or accounting requirement applicable to the Plan or Fund that could cause substantial withdrawals from the Fund, (vii) performance of the issuer’s obligations under the contract becomes illegal, (viii) the bankruptcy of the Fund, Trust or investment advisor, or (ix) the level of impaired securities as defined in the contract exceeds an agreed upon amount of the portfolio.

The average yield earned by the Plan for all fully benefit-responsive investment contracts based on earnings from the underlying investments was approximately 1.43% and 1.09% at December 31, 2014 and 2013, respectively. The average yield of the contracts based on the interest rate credited to participants was approximately 1.53% and 1.18% at December 31, 2014 and 2013, respectively.

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

2. Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative and other fees paid by the Plan are allocated as follows:

•                  Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•                  Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

•                  Expenses associated with qualified domestic relations orders are charged directly to the related participant account.

•                  Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees, are charged to the participant accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

3. Investments

During 2014 and 2013, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended December 31,
	2014	2013
	(In thousands)
Textron Inc. Stock Fund	$140,375	$349,942
Mutual funds	37,231	176,810
Common Collective Trusts	39,378	75,630
Common Stock	1,094	2,848
	$218,078	$605,230

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	Year Ended December 31,
	2014	2013
	(In thousands)
Textron Stock Fund	$1,059,829	$997,991
Vanguard Institutional Index Fund-Institutional Plus	412,610	358,801
Fidelity Low-Price Stock Fund- Class K	230,149	221,532
Fidelity Contrafund- Class K	204,021	180,143

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

4. Related-Party Transactions

The Plan holds shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the plan. The Plan also invests in shares of Textron’s common stock. At December 31, 2014 and 2013, 25,168,109 and 27,148,818 shares of Textron’s common stock were held by the Plan, respectively, with a fair value of $1,059,829,078 and $997,990,554 respectively. Dividend income recorded by the Plan for Textron’s common stock for the years ended December 31, 2014 and 2013 was $2,079,550 and $2,347,559 respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 5, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2011.

Textron Savings Plan

Notes to Financial Statements

December 31, 2014

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$3,594,410	$3,002,897
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	1,464	220
Net assets available for benefits per the Form 5500	$3,595,874	$3,003,117

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

2014
Total additions (net of deductions) per the financial statements	$591,513
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	1,464
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	(220)
Total income per the Form 5500	$592,757

Supplemental Schedule

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2014

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Cash		$236
Textron Stock Fund*	25,168	1,059,829
Mutual Funds:
Fidelity Low-Price Stock Fund - Class K*	4,585	230,149
Fidelity Contrafund Class K*	2,084	204,021
Fidelity Diversified International Fund - Class K*	3,905	134,293
PIMCO Total Return Institutional	13,741	146,479
Vanguard Institutional Index Fund — Institutional Plus	2,187	412,610
Total Mutual Funds		1,127,552
Common Collective Trust Funds (outside of Textron Managed Income Fund)
Vanguard Target Retirement Trust I Commingled Pool Income Fund	499	22,409
Vanguard Target Retirement Trust I Commingled Pool 2010	432	18,639
Vanguard Target Retirement Trust I Commingled Pool 2015	1,624	70,583
Vanguard Target Retirement Trust I Commingled Pool 2020	3,378	147,461
Vanguard Target Retirement Trust I Commingled Pool 2025	3,797	163,519
Vanguard Target Retirement Trust I Commingled Pool 2030	2,938	125,596
Vanguard Target Retirement Trust I Commingled Pool 2035	2,279	97,925
Vanguard Target Retirement Trust I Commingled Pool 2040	2,179	95,263
Vanguard Target Retirement Trust I Commingled Pool 2045	1,118	48,737
Vanguard Target Retirement Trust I Commingled Pool 2050	900	39,483
Vanguard Target Retirement Trust I Commingled Pool 2055	269	14,422
Vanguard Target Retirement Trust I Commingled Pool 2060	246	6,901
Total Common Collective Trusts (outside Textron Managed Income Fund)		850,938

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2014

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds:
AbbVie Inc Matures 11/06/2017	1.75%	$175
Ace INA Holdings Matures 2/15/2017	5.70%	207
AFLAC Inc Matures 5/15/2019	8.50%	187
American Airlines 2013-2 Matures 1/15/2023	4.95%	202
American Express Company Matures 3/19/2018	7.00%	173
AMOT 2014-1 A2 Matures 1/15/2019	1.29%	344
AMOT 2014-3 A Matures 3/15/2019	1.33%	279
Anheuser-Bush Matures 1/15/2020	5.375%	131
Assurant Inc Matures 03/15/2018	2.50%	112
Bank of America Corporation Matures 1/15/2019	2.60%	79
Bank of America Corporation Matures 8/1/2016	6.50%	172
Blackstone Holdings Matures 8/15/2019	6.625%	190
Boston Properties LP Matures 2/1/2023	3.85%	254
BSCMS 2005-PWR8 A4 Matures 6/11/2041	4.674%	389
BSCMS 2006-PW12 A4 Matures 9/11/2038	5.7033%	616
BSCMS 2007-PW16 A4 Matures 6/11/2040	5.7076%	502
Burlington North Santa Fe Matures 10/1/2019	4.70%	193
CA San Diego Pension-A Matures 8/15/2020	5.795%	161
Canadian National Railway Matures 3/1/2019	5.55%	244
Canadian National Resources Matures 1/15/2018	1.75%	174
Carlyle Holdings Finance Matures 2/1/2023	3.875%	311
Caterpillar Financial SE Matures 2/15/2019	7.15%	162
CCCIT 2007-A8 A8 Matures 9/20/2019	5.65%	182
CCCIT 2014-A2 A2 Matures 2/22/2019	1.02%	197

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2014

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds Cont.:
CDP Financial Matures 11/25/2019	4.40%	$275
Celgene Corporation Matures 8/15/2022	3.25%	142
CNH 2012-D A4 Matures 11/15/2019	0.87%	169
Comcast Cable Communications Matures 5/1/2017	8.875%	269
Continental Airlines 2012-1 Matures 4/11/2024	4.15%	238
CSMC 2006-C4 A3 Matures 9/15/2039	5.467%	144
Daimler Finance NA LLC Matures 1/11/2016	1.25%	204
Delta Airlines 2011-1 Matures 4/15/2019	5.30%	163
DTE Energy Company Matures 12/01/2019	2.40%	102
Duke Energy Corporation Matures 4/15/2024	3.75%	122
Duke Energy Corporation Matures 9/15/2019	5.05%	201
Enterprise Products Operation Matures 2/15/2024	3.90%	198
Enterprise Products Operation Matures 9/15/2017	6.30%	46
Ericsson LM Matures 5/15/2022	4.125%	174
Exelon Generation Co LLC Matures 6/15/2022	4.25%	101
FH 849100 5/1 ARM Matures 5/1/2038	2.369%	749
FHMS K004 A3 Matures 8/25/2019	4.241%	165
FHMS K503 A2 Matures 8/25/2019	2.456%	812
FNR 2010-110 AP Matures 6/25/2035	2.00%	378
FNR 2010-136 PA Matures 5/25/2038/	4.00%	316
Ford Motor Credit Company Matures 9/15/2015	5.625%	181
FORDF 2012-5 A Matures 9/15/2019	1.49%	239
FORDF 2013-1 A1 Matures 1/15/2018	0.85%	440
Freeport-McMoRan Inc Matures 11/14/2024	4.55%	133

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2014

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds Cont.:
General Electric Capital Corporation Matures 5/4/2020	5.55%	$305
Goldman Sachs Group Inc Matures 2/15/2019	7.50%	270
GSMS 2005-GG4 A4A Matures 7/10/2039	4.751%	275
HAROT 2014-3 A4 Matures 10/15/2020	1.31%	667
HART 2014-A A2 Matures 1/16/2017	0.46%	245
HCP Inc Matures 11/15/2023	4.25%	102
Health Care REIT Inc Matures 1/15/2024	4.50%	247
Hyundai Capital America Matures 4/6/2016	3.75%	170
Intercontinental Exchange Matures 10/15/2018	2.50%	178
JP Morgan Chase Bank Matures 6/13/2016	5.875%	266
JPMCC 2005-CB13 A4 Matures 1/12/2043	5.2595%	204
JPMCC 2005-LDP4 A4 Matures 1/15/2042	4.918%	482
Kinder Morgan Energy Partners Matures 2/1/2024	4.15%	249
KKR Group Finance Company Matures 9/29/2020	6.375%	414
Liberty Mutual Group Inc Matures 6/15/2023	4.25%	180
Marathon Oil Corporation Matures 11/1/2022	2.80%	102
Marathon Oil Corporation Matures 3/15/2018	5.90%	156
Marathon Oil Corporation Matures 10/1/2017	6.00%	75
MassMutual Global Funding Matures 4/9/2019	2.35%	201
MBMOT 2012-AA A Matures 11/15/2017	0.79%	324
Medtronic Inc Matures 3/15/2020	2.50%	236
MLMT 2006-C2 A4 Matures 8/21/2048	5.742%	631
Morgan Stanley Matures 1/5/2018	1.875%	106
Morgan Stanley Matures 10/23/2024	3.70%	152

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2014

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds Cont.:
Morgan Stanley Matures 4/1/2018	6.625%	$131
MSC 2005-HQ7 A4 Matures 11/14/2042	5.2035%	302
MSC 2005-T19 A4A Matures 6/12/2047	4.89%	204
News America Inc Matures 3/1/2019	6.90%	236
NextEra Energy Capital Matures 3/1/2019	6.00%	171
Noble Energy Inc Matures 3/1/2019	8.25%	197
NSTAR Matures 11/15/2019	4.50%	204
OR School BRDS-A-Pension Matures 6/30/2019	0.00%	102
Oracle Corp Matures 1/15/2019 Matures 1/15/2019	2.375%	254
Pacific Gas & Electric Matures 2/15/2024	3.75%	75
Pacific Corporation Matures 4/1/2024	3.60%	107
PG&E Corporation Matures 3/1/2019	2.40%	131
Pride International Inc Matures 8/15/2020	6.875%	224
Prudential Financial Inc Matures 11/16/2021	4.50%	327
PSEG Power LLC Matures 11/15/2018	2.45%	206
Rabobank Nederland Utr Matures 1/19/2017	3.375%	209
Reality Income Corporation Matures 8/15/2019	6.75%	198
Rogers Communications Matures 8/15/2018	6.80%	255
SBAP 2009-20G 1 Matures 7/1/2029	4.30%	844
SBAP 2009-20J 1 Matures 10/1/2029	3.92%	769
SBAP 2012-20K 1 Matures 11/1/2032	2.09%	271
SBAP 2013-20J 1 Matures 10/1/2033	3.37%	218
SBAP 2014-20B 1 Matures 2/1/2034	3.23%	876
SBAP 2014-20G 1 Matures 7/1/2034	2.87%	340

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2014

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds Cont.:
SBAP 2011-20J 1 Matures 10/1/2034	2.74%	$194
SEMPRA Energy Matures 2/15/2019	9.80%	160
Shell International Finance Matures 8/12/2023	3.40%	175
Time Warner Inc Matures 6/1/2019	2.10%	291
United Technologies Corporation Matures 2/1/2019	6.125%	174
United States Treasury Matures 12/15/2016	0.625%	460
United States Treasury Matures 11/30/2016	0.875%	897
United States Treasury Matures 9/30/2016	1.00%	218
United States Treasury Matures 7/31/2018	1.375%	983
United States Treasury Matures 5/31/2019	1.50%	2,259
United States Treasury Matures 5/15/2023	1.75%	2,019
United States Treasury Matures 9/30/2019	1.75%	1,063
United States Treasury Matures 5/15/2024	2.5%	49
Ventas Reality LP/CAP Corporation Matures 4/1/2020	2.70%	323
Verizon Communications Matures 9/15/2020	4.50%	299
Viacom Inc Matures 12/15/2016	2.50%	179
Vodafone Group Plc Matures 3/20/2017	1.625%	175
WA Energy NW Electric Matures 7/1/2019	2.197%	250
Wal-Mart Stores Inc Matures 2/15/2018	5.80%	170
Cash		456
Total Bonds and Cash		35,479

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2014

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Guaranteed Investment Contracts:
Jackson National Life Insurance Co. - Matures 6/30/15	1.34%	$3,111
Jackson National Life Insurance Co. - Matures 9/30/16	1.24%	5,141
Metropolitan Life Insurance Co. - Matures 6/12/15	1.41%	5,208
New York Life — Matures 11/16/15	2.63%	9,670
Principal Life Insurance Co. - Matures 6/29/16	1.60%	5,221
Protective Life Insurance Co. - Matures 12/30/16	1.35%	6,685
Total Guaranteed Investment Contracts		35,036
Group Annuity Contracts:
Metropolitan Life Insurance Co (Account # 694)	2.26%	33,093
Metropolitan Life Insurance Co (Account # 690)	2.26%	32,125
Total Group Annuity Contracts		65,218
Common Collective Trust Funds:
Prudential Insurance Company (Fixed Income Fund F)	1.31%	43,364
Prudential Insurance Company (Fixed Income Fund N)	2.17%	38,480
Voya Retirement Insurance and Annuity (Fixed Income Fund F)	1.71%	45,172
Voya Retirement Insurance and Annuity (Fixed Income Fund E)	1.71%	17,252
Fidelity Managed Income Portfolio II Class 2	1.36%	84,019
Wells Fargo Short Term Investment Fund	0.19%	29,699
Total Common Collective Trust Funds		257,986
Self directed brokerage accounts		65,114
Notes receivable from participants	3.25% to 11%	77,627
		$3,575,015

* Indicates party-in-interest to the Plan

Note: Cost information has not been provided because all investments are participant directed.